UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Orbotech Ltd.

(Name of Issuer)

Ordinary Shares (NIS 0.14 nominal par value)

(Title of Class of Securities)

M75253100

(CUSIP Number)

Drs. Jacob and Judith Richter
P.O. Box 58165
Tel Aviv 61581, Israel

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M75253100

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dr. Jacob Richter
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) x (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,033,945
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,033,945
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,033,945
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%1
14	Type of Reporting Person (see Instructions) IN

1 Based on approximately 43,237,954 Ordinary Shares of the Issuer as of November 30, 2011, as disclosed to the Reporting Persons by the Issuer in connection with the preparation of this filing.
CUSIP No. M75253100

CUSIP No. M75253100

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dr. Judith Richter
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) x (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,033,945
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,033,945
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,033,945
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%2
14	Type of Reporting Person (see Instructions) IN

2 Based on approximately 43,237,954 Ordinary Shares of the Issuer as of November 30, 2011, as disclosed to the Reporting Persons by the Issuer in connection with the preparation of this filing.

Schedule 13D

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission by each of Dr. Jacob Richter and Dr. Judith Richter (the “Reporting Persons”) on July 14, 2009 and amended by Amendment No. 1 filed on July 21, 2009.  This Amendment No. 2 is being filed as a result of the information disclosed in Item 4 below.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On January 1, 2012, the Issuer announced that its board of directors (the “Board of Directors”) had agreed to appoint Dr. Jacob Richter to the Board of Directors, effective immediately.  Dr. Richter will serve until the 2012 Annual General Meeting when the Board of Directors intends to propose him for election as a director of an appropriate class to be determined by the Board of Directors at that time.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jacob Richter
Dr. Jacob Richter

/s/ Judith Richter
Dr. Judith Richter

January 3, 2011